Exhibit 99.(a)(1)(H)

ELECTION SUMMARY

Welcome back, [Jane].

Name and Address:	When revisiting the site, this Screen will display as Screen 3
[Full Name]
[Address]
[E-mail]

The following election was made on [Date of previous election]. Click the ‘to amend’ or ‘to NOT amend’ box  for the entire Eligible Portion of each Option you intend to amend, and then click Submit.  If you would like to keep your election below click on the “Logout” button.

☐ to amend the entire Eligible Portion of each Eligible Option identified in the table below

☐ to NOT amend each Eligible Option identified in the table below:

[Message below displayed to participants who check the box “to NOT amend…]

[As described in the Amendment Program materials, if you elect NOT to amend your Eligible Options, (1) you will not be able to avail yourself of any solution to avoid the Section 409A taxes on your Eligible Option, (2) Synopsys will report any vesting and exercises of your Eligible Options to the appropriate taxing authorities and make any applicable tax withholding as required by law, and (3) you will be personally responsible for the amount of any and all taxes due in respect of your exercised discounted option(s), including taxes imposed under Section 409A as a result of exercises of exercises of Eligible Options after February 5, 2007. If you choose not to accept our offer to amend your Eligible Options, you are strongly encouraged to consult with your own tax advisors prior to making such decision in order to discuss the tax consequences of any such choice.]

		Original Option	Shares Subject to	Corrected Exercise Price
Eligible Option	Original Date	Exercise Price	Eligible Portion	for Eligible Portion (Spit
(Grant Number)	of Grant	(Split Adjusted)	(Split Adjusted)	Adjusted)

002365	1/31/1995	900	$40.50	450
236589	1/25/1998	1250	$25.35	500
456987	2/15/1998	365	$45.25	200
239874	5/20/1999	596	$12.56	275
598732	4/16/2000	1200	$25.98	650
598746	11/20/2000	2369	$14.90	790
002356	6/14/2001	3025	$60.00	2010
125412	7/25/2002	1480	$58.50	950

(1) The reference to “Split Adjusted” in the table above reflects a 2:1 stock split that occurred on September 23, 2003.

You may return to this web site at any time before the Discounted Option Amendment Program expiration date/time to update your election(s).

Submit	Links to Screen 5	Log Out	Links to Screen 7

Click on the following links to view details of the	•Offer to Amend
Synopsys Discounted Option Amendment Program	•SynopsysWorld Article/Frequently Asked Questions

Discounted Option Amendment Program expires at 11:59 PM Pacific Time on April 23, 2007

If you have questions, contact the Mellon call center, Monday through Friday between the hours of 9:00 a.m. to 7:00 p.m. EDT at:

1-866-210-7111